SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 001-14489

TELE CENTRO OESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S/A
Publicly-traded Company
CNPJ/MF 02.558.132/0001-69

RELEVANT FACT

Tele Centro Oeste Celular Participações S.A., hereby referred to as “the Company” announces to its shareholders and the general public, in compliance with CVM Instruction 358/02, that it has been notified, on this date, by its controlling shareholder, that the operation for transfer of the Company’s controlling interest to Telesp Celular Participações S.A has been closed in the terms of the Preliminary Share Purchase and Sale Agreement and of the Share Purchase and Sale Agreement, objects of the Company’s relevant facts of January 16, 2003, March 24, 2003, and April 11, 2003, having on this date been concluded the financial liquidation of the operation and the transference of the shares representing the Company’s controlling interest to Telesp Celular Participações S.A.

Additional details regarding the operation will be made public by Telesp Celular Participações S.A., acquirer of the Company’s controlling interest.

Brasília, Federal District of Brazil, April 25, 2003.

Sérgio Assenço Tavares dos Santos
President and Director of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2003

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Sérgio Assenço Tavares dos Santos
Sérgio Assenço Tavares dos Santos President and Director of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.